[ Janus letterhead ]
November 9, 2012
VIA EDGAR
Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”) 1933 Act File No. 033-63212 1940 Act File No. 811-07736 Form N-CSR
Dear Mr. Burak:
This letter is to respond to your comments made by telephone on April 2, 2012 with respect to the Janus Aspen Series Annual Report of Registered Management Investment Companies on Form N-CSR, filed February 29, 2012. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: With respect to Janus Aspen Moderate Allocation Portfolio, the Staff noted that the advisory fee amount reflected under the “Statement of Assets and Liabilities” doesn’t look reasonable as compared to the advisory fees reflected under the “Statement of Operations.”
Response: The actual advisory fees for the 4-month period are correctly stated as “$ —” in the “Statement of Operations” because actual advisory fees were $41, and amounts shown in the table are in thousands. An adjustment of $28,695 was made during the audit to reduce registration fees. As a result, a payable was due from Janus Capital since the Portfolio was in waivers. The payable amount of $28,695 (rounded to the nearest thousand) is shown as advisory fees in the “Statement of Assets and Liabilities.”
2.	Staff Comment: With respect to Janus Aspen Moderate Allocation Portfolio, the Staff noted that the “Ratio of Gross Expenses to Average Net Assets” for both the Institutional Shares and Service Shares did not seem accurate given the Portfolio’s stated expense limitation.
Response: The expense ratio is correctly stated at 1.00% for both share classes. The Portfolio incurred an out-of-pocket transfer agency expense of $250 that was outside the waiver agreement. Due to the Portfolio’s small asset base, this $250 expense impacted the Portfolio’s expense ratio by increasing it 61 basis points.
3.	Staff Comment: With respect to Janus Aspen Perkins Mid Cap Value Portfolio, the Staff commented that the shareholder report shows the index’s value of a $10,000 investment as $22,662, but the Staff calculates this value as $23,177.

Response: This calculation contained an incorrect value, and $22,662 was an error. The difference is $511 (or 0.27%) lower than the value shown. The Registrant determined that this difference did not require a correction to the shareholder report.
For All Portfolios
4.	Staff Comment: The Staff noted that the first paragraph in the “Explanation of Charts, Tables and Financial Statements” should be updated in future financial statements to reflect the fact that some Portfolios reflect 10-year performance. The current disclosure indicates that the performance overview graphs for each Portfolio reflect performance from inception.
Response: For the Portfolios that reflect performance for 10 years or greater, this section will be updated in future financial statements to read: “Performance overview graphs compare the performance of a hypothetical $10,000 investment in the Portfolio (for the ten-year period) with one or more widely used market indices.”
5.	Staff Comment: The Staff noted that the fourth paragraph in the “Explanation of Charts, Tables and Financial Statements” should be updated in future financial statements to indicate that some Portfolios do not have subsidized expense ratios.
Response: The section will be updated in future financial statements to read: “Pursuant to federal securities rules, expense ratios shown in the performance chart reflect subsidized (if applicable) and unsubsidized ratios for the prior fiscal year.”
6.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.
Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in Form N-CSR. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in Form N-CSR reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
If you have any concerns regarding the above responses, please call me at (303) 336-4132. Thank you for your assistance in this matter.
Respectfully,
/s/ Christine Scheel
Christine Scheel
Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq. Richard Noyes, Esq. Patrick Scott, Esq. Jesper Nergaard Donna Brungardt